                                                  TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

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www.mirandagold.com

MIRANDA GOLD REPORTS FINAL DRILL RESULTS FROM RED HILL AND COAL CANYON PROJECTS

Vancouver, BC, Canada – November 4, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce final drill results from its Red Hill and Coal Canyon projects in Eureka County, Nevada. Miranda's funding partner for both these projects, NuLegacy Gold Corporation (TSX-V: NUG), completed a total of nine reverse circulation holes, eight at Red Hill for a total of 10,180 ft (3,102.9 m) and one at Coal Canyon for 1,485 ft (452.6 m). The three Red Hill holes, RHM11-010 through -012 totaling 3,385 ft (1,031.7 m), and the Coal Canyon hole, RHCC11-001, were completed since the last Red Hill press release of August 31, 2011.

Miranda is encouraged that NuLegacy's last drill hole at Red Hill, RHM11-012 intersected significant gold mineralization and looks forward to NuLegacy's continued drill evaluation in 2012. The following table summarizes all significant gold intercepts in NuLegacy's drilling at Red Hill and Coal Canyon for 2010 and 2011. Significant intercepts are gold grades of 0.010 oz Au/ton (0.343 g Au/t) or better over intercepts of at least 5 ft (1.5 m). The significant gold intercepts are in stratigraphic units equivalent to those that host gold mineralization in the Cortez District.

Drill Hole	Depth-ft	Intercept-ft	Length-ft*	oz Au/ton*	Length-m*	g Au/t	Date reported
Red Hill
RHM10-001	1300	670-680	10	0.016	3.0	0.546	January 13, 2011
includes		675-680	5	0.019	1.5	0.622	January 13, 2011
RHM10-002	1200	970-1000	30	0.012	9.1	0.409	January 13, 2011
includes		995-1000	5	0.020	1.5	0.702	January 13, 2011
RHM10-003	1200	No significant intercepts					January 13, 2011
RHM10-004	1220	No significant intercepts					August 31, 2011
RHM11-005	1460	No significant intercepts					August 31, 2011
RHM11-006	1500	645-660	15	0.027	4.6	0.923	July 6, 2011
includes		650-655	5	0.055	1.5	1.874	July 6, 2011
RHM11-007	980	No significant intercepts					August 31, 2011
RHM11-008	1440	No significant intercepts					August 31, 2011
RHM11-009	1415	980-995	15	0.017	4.6	0.610	August 31, 2011
RHM11-010	1385	No significant intercepts					November 3, 2011
RHM11-011	1000	No significant intercepts					November 3, 2011
RHM11-012	1000	445-460	15	0.025	4.6	0.841	November 3, 2011
Coal Canyon
RHCC11-001	1485	No significant intercepts					November 3, 2011

*True widths of drilled gold intercepts cannot be determined at this time. Gold grades in oz Au/ton are calculated from original data in g Au/t.

Holes with and without significant gold intercepts may have intercepts over tens of feet of elevated, anomalous gold values; e.g., RHM11-007 contains 35 ft (10.7 m) with 0.012 to 0.296 g Au/t, RHM11-009 contains 210 ft (64.0 m) with 0.010 to 0.256 g Au/t, RHM11-011 contains 450 ft (137.2 m) with 0.010 to 0.160 g Au/t, RHM11-012 contains 375 ft (114.3 m) with 0.010 to 0.100 g Au/t, and RHCC11-001 contains 175 ft (53.3 m) with 0.018 to 0.180 g Au/t. Holes with significant gold intercepts, taken together with the gold-anomalous holes, may all be part of one or more large gold systems that require additional drilling to define, e.g., the distance between holes RHM10-001 and RHM10-002 is about 2,500 ft (760 m) and there are no intervening holes.

During 2010 and 2011, NuLegacy's drill effort concentrated on the east-northeast trending Long Fault which extends at least 5,600 ft (1,700 m) across the southern portion of the Red Hill claim block.

In 2012, NuLegacy plans to further evaluate the mineralization in BRH-013 that Miranda believes may be the best drill intercept in the Cortez gold corridor on trend and southeast of Barrick's new discoveries at Red Hill (different from Miranda's Red Hill) and Goldrush. Barrick announced a total inferred resource of 3.5 M ozs Au for these discoveries. BRH-013 intersects 80 ft of 0.145 oz Au/t (24.4 m of 4.960 g Au/t) which includes 45 ft of 0.235 oz Au/t (13.7 m of 8.064 g Au/t). BRH-013 is approximately 5,500 ft (1,680 m) northwest of the Long Fault.

Project Detail

Red Hill and Coal Canyon are sediment-hosted gold projects within the southeast-trending gold corridor that includes Barrick Gold's Pipeline, Cortez, and Cortez Hills mines and, southeast of them, their new discoveries at Red Hill (Barrick) and Goldrush. Miranda's projects are about 15 miles (24 km) southeast of the 12 million ounce Cortez Hills gold deposit and about 4 to 6 mi (6 to 10 km) southeast of Goldrush.

Red Hill consists of 79 lode claims covering 2.5 sq mi (6.7 sq km) and Coal Canyon, about 5 mi (8 km) west of Red Hill, consists of 64 lode claims covering 2.0 sq mi (5.2 sq km). These projects occur within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust. They cover extensive areas of hydrothermal alteration occurring within fault zones and pervasively in lower-plate limestone.

In 2006, Red Hill drill hole BRH-013 intersected 80 ft of 0.145 oz Au/t (24.4 m of 4.960 g Au/t) from 1,920 to 2,000 ft (585.2 to 609.6 m), including 45 ft of 0.235 oz Au/t (13.7 m of 8.064 g Au/t) from 1,920 to 1,965 ft (585.2 to 598.9 m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.

In 2009 NuLegacy became Miranda's funding partner for Red Hill and in 2010 Coal Canyon was bundled into the Red Hill exploration agreement. Through the Miranda and other agreements, NuLegacy's Red Hill Prospect covers approximately 45 sq mi (116.5 sq km).

All drill samples were collected with a reverse circulation drill using 5 ft (1.5 m) sample intervals and following standard industry practice. Samples were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish. NuLegacy's QC/QA included the insertion of numerous standards and blanks on a regular basis. All data, disclosed in this press release, including sampling, analytical and test data have been reviewed and verified by Joseph Hebert, Vice President of Exploration, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

 President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on near-by properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.